                                  S.E.C. Filing
                       ABIGAIL ADAMS NATIONAL BANCORP INC
                                     SC 13D
                                December 30, 1997

                            Filed: December 30, 1997



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                      Abigail Adams National Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    003390101
                                 (CUSIP Number)

                            Michael R. Klein, Esq.
                          Wilmer, Cutler & Pickering
                             2445 M Street, N.W.
                             Washington, DC 20037
                                (202)663-6000
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                              December 30, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement.  / /

Reporting Persons Marshall T. Reynolds, Shirley A. Reynolds, Robert L. Shell, Jr., Robert H. Beymer, Barbara W. Beymer, Thomas W. Wright, Deborah P. Wright and Jeanne D. Hubbard file this Amendment No. 3 to initial Form 13D filed on May 1, 1995, as amended by (a) Amendment No. 1 to Form 13D filed July 24, 1995; (b) Amendment No. 2 to Form 13D filed March 6, 1996; (c) Schedule 14D-1 filed by Marshall T. Reynolds on August 16, 1995; and (d) Amendment No. 1 to Schedule 14D-1 filed by Marshall T. Reynolds on September 15, 1995.

CUSIP. No.  None

                                  SCHEDULE 13D

1.         Name of Reporting Person: Marshall T. Reynolds

           Social Security Number:  ###-##-####

2.         Check the Appropriate Box if a Member of a Group:

           (a)       / /

           (b)       / /

3.         SEC Use Only

4.         Source of Funds:  BK/PF

5. Check Box if Disclosure of Legal proceedings is Required Pursuant to Items 2(d) or

           2(e). / /

6.         Citizenship or Place of Organization:  West Virginia

Number of Shares Beneficially Owned by each Reporting Person With

7.         Sole Voting Power:  0

8.         Shared Voting Power:  225,526

9.         Sole Dispositive Power:  0

10.        Shared Dispositive Power:  225,526

11.        Aggregate Amount Beneficially Owned by Each Reporting Person: 225,526

12.        Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares. / /

13.        Percent of Class Represented by Amount in Row 11:  13.7%

14.        Type of Reporting Person:  IN

CUSIP. No. None

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                                  SCHEDULE 13D

1.         Name of Reporting Person:  Shirley A. Reynolds

           Social Security Number:  ###-##-####

2.         Check the Appropriate Box if a Member of a Group:

           (a)       / /

           (b)       / /

3.         SEC Use Only

4.         Source of Funds:  BK/PF

5. Check Box if Disclosure of Legal proceedings is Required Pursuant to Items 2(d) or

           2(e).  / /

6.         Citizenship or Place or Organization:  West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power:  120,030

8.         Shared Voting Power:  225,526

9.         Sole Dispositive Power:  120,030

10.        Shared Dispositive Power:  225,526

11.        Aggregate Amount Beneficially Owned by Each Reporting Person: 345,556

12.        Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares. / /

13.        Percent of Class Represented by Amount in Row 11:  20.9%

14.        Type of Reporting Person:  IN

CUSIP. No. None

                                  SCHEDULE 13D

1.         Name of Reporting Person:  Robert H. Beymer

           Social Security Number:  ###-##-####

2.         Check the Appropriate Box if a Member of a Group:

           (a)       / /

           (b)       / /

3.         SEC Use Only

4.         Source of Funds: BK/PF/OO

5. Check Box if Disclosure of Legal proceedings is Required Pursuant to Items 2(d) or

           2(e).  / /

6.         Citizenship or Place of Organization: West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power: 0

8.         Shared Voting Power: 0

9.         Sole Dispositive Power: 0

10.        Shared Dispositive Power: 0

11.        Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.        Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares. / /

13.        Percent of Class Represented by Amount in Row 11: 0%

14.        Type of Reporting Person:  IN

CUSIP. No. None

                                  SCHEDULE 13D

1.         Name of Reporting Person:  Barbara W. Beymer

           Social Security Number:  ###-##-####

2.         Check the Appropriate Box if a Member of a Group:

           (a)       / /

           (b)       / /

3.         SEC Use Only

4.         Source of Funds: BK/PF/OO

5. Check Box if Disclosure of Legal proceedings is Required Pursuant to Items 2(d) or

           2(e).  / /

6.         Citizenship or Place of Organization:  West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power: 39,000

8.         Shared Voting Power: 0

9.         Sole Dispositive Power: 39,000

10.        Shared Dispositive Power: 0

11.        Aggregate Amount Beneficially Owned by Each Reporting Person: 39,000

12.        Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares. / /

13.        Percent of Class Represented by Amount in Row 11: 2.4%

14.        Type of Reporting Person: IN

CUSIP. No. None

                                  SCHEDULE 13D

1.         Name of Reporting Person:  Robert L. Shell, Jr.

           Social Security Number:  ###-##-####

2.         Check the Appropriate Box if a Member of a Group:

           (a)       / /

           (b)       / /

3.         SEC Use Only

4.         Source of Funds:  BK/PF

5. Check Box if Disclosure of Legal proceedings is Required Pursuant to Items 2(d) or

           2(e).  / /

6.         Citizenship or Place of Organization:  Florida

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power: 46,046

8.         Shared Voting Power: 20,000

9.         Sole Dispositive Power: 46,046

10.        Shared Dispositive Power:  20,000

11.        Aggregate Amount Beneficially Owned by Each Reporting Person: 66,046

12.        Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares. / /

13.        Percent of Class Represented by Amount in Row 11: 4.0%

14.        Type of Reporting Person: IN

CUSIP. No. None



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                                  SCHEDULE 13D

1.         Name of Reporting Person:  Thomas W. Wright

           Social Security Number:  ###-##-####

2.         Check the Appropriate Box if a Member of a Group:

           (a)       / /

           (b)       / /

3.         SEC Use Only

4.         Source of Funds:  PF

5. Check Box if Disclosure of Legal proceedings is Required Pursuant to Items 2(d) or

           2(e).  / /

6.         Citizenship or Place of Organization:  Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power: 0

8.         Shared Voting Power: 21,000

9.         Sole Dispositive Power: 0

10.        Shared Dispositive Power: 21,000

11.        Aggregate Amount Beneficially Owned by Each Reporting Person: 21,000

12.        Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares. / /

13.        Percent of Class Represented by Amount in Row 11: 1.3%

14.        Type of Reporting Person: IN

CUSIP. No. None

                                  SCHEDULE 13D

1.         Name of Reporting Person:  Deborah P. Wright

           Social Security Number:  ###-##-####

2.         Check the Appropriate Box if a Member of a Group:

           (a)       / /

           (b)       / /

3.         SEC Use Only

4.         Source of Funds:  PF

5. Check Box if Disclosure of Legal proceedings is Required Pursuant to Items 2(d) or

           2(e).  / /


6.         Citizenship or Place of Organization:  Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power:  60,000

8.         Shared Voting Power:  21,000

9.         Sole Dispositive Power:  60,000

10.        Shared Dispositive Power: 21,000

11.        Aggregate Amount Beneficially Owned by Each Reporting Person: 81,000

12.        Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares. / /

13.        Percent of Class Represented by Amount in Row 11: 4.9%

14.        Type of Reporting Person:  IN

CUSIP. No. None

                                  SCHEDULE 13D

1.         Name of Reporting Person:  Jeanne D. Hubbard

           Social Security Number:  ###-##-####

2.         Check the Appropriate Box if a Member of a Group:

           (a)       / /

           (b)       / /

3.         SEC Use Only

4.         Source of Funds:  BK/PF

5. Check Box if Disclosure of Legal proceedings is Required Pursuant to Items 2(d) or

           2(e).  / /

6.         Citizenship or Place of Organization: West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With

7.         Sole Voting Power: 4,546

8.         Shared Voting Power: 0

9.         Sole Dispositive Power: 4,546

10.        Shared Dispositive Power: 0

11.        Aggregate Amount Beneficially Owned by Each Reporting Person: 4,546

12.        Check Box if the Aggregate Amount in Row (11) Excludes Certain
           Shares. / /

13.        Percent of Class Represented by Amount in Row 11: .03%

14.        Type of Reporting Person:  IN


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



This Amendment No. 3 to the Schedule 13D filed by Reporting Persons on May 1, 1995 is filed with regard to the common stock, par value $0.01 per share, of Abigail Adams National Bancorp, Inc. ('Bancorp Common Stock'). The address of the principal executive offices of Abigail Adams National Bancorp, Inc. ('Bancorp') is 1627 K Street, N.W., Washington, DC 20006.

Items 2 and 4 of the Schedule 13D filed by Reporting Persons on May 1, 1995, as amended by (a) Amendment No. 1 to Schedule 13D filed July 24, 1995; (b) Amendment No. 2 to Schedule 13D filed March 6, 1996; (c) Schedule 14D-1 filed by Marshall T. Reynolds on August 16, 1995; and (d) Amendment No. 1 to Schedule 14D-1 filed by Marshall T. Reynolds on September 15, 1995, are amended by the addition of the following information:


           Item 2.  Identity and Background

           The persons identified in the last amended Schedule 13D may be deemed a group solely because they were the number of persons who acted in concert to acquire the shares of Bancorp in April 1995 in a transaction, or are members of their respective families to whom they have since transferred some of those shares.

           Item 4.  Purpose of the Investment

           The following additional information is provided by Reporting Persons Marshall T. Reynolds, Jeanne Hubbard and Robert Shell, in response to assertions by Bancorp, notwithstanding their beliefs that it is not information required to be provided by applicable regulations.

           Marshall T. Reynolds, one of the Reporting Persons, has in the course of discussions with his fellow directors of Bancorp, raised a number of questions concerning the organization and composition of the Board of Directors. These have included concerns that he and two other directors of Bancorp who are Reporting Persons, Jeanne Hubbard and Robert Shell, have been excluded from membership on any of the Committees of the Board of Directors through which much of the business of the Board is conducted. He has suggested that this should be remedied. He has also asked that consideration be given by Management and the Board of Bancorp to restructuring its boards so that most of the current members of Bancorp's Board of Directors would become members only of the constituent bank boards, and the size of Bancorp's Board of Directors would be reduced from ten to six directors, in which event he, Ms. Hubbard and Mr. Shell might comprise half of the total directors of Bancorp. These discussions have not been endorsed by Management or any directors of Bancorp who are not Reporting Persons. Neither Mr. Reynolds nor any other Reporting Person has determined whether to present a proposal along these or related lines to the Board of Directors again, or directly to the shareholders.


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



           Over the past year, and in the ordinary course of business, Management of Bancorp has presented to the Board of Directors of Bancorp, various acquisition proposals relating exclusively to institutions located in the Washington, D.C. metropolitan region. Mr. Reynolds, Ms. Hubbard and Mr. Shell have participated in the consideration of those proposals, as directors of Bancorp, when these proposals have passed through the Board's committees, of which none of these Reporting Persons are members. Only one of these proposals, relating to Ballston Bancorp., Inc. was approved by the Board. Mr. Reynolds has himself similarly put forward for consideration by Management and the Board of Directors various acquisition possibilities, including prospects that are located outside the Washington, D.C. metropolitan area. The Board has endorsed none of those proposals. Mr. Reynolds has not determined whether to present any further such proposals to the Board, although he may from time to time.

           As Bancorp's Management disclosed in its proxy soliciting materials relating to the proposed acquisition of Ballston Bancorp., Inc., Mr. Reynolds informed the Board in writing on October 21, 1997 that, based upon a reexamination by him of the economic aspects of the proposed acquisition after the July Board meeting at which he had voted in support of Management's recommendation of the Ballston transaction, he decided that he would not vote his shares in favor of that transaction. He further then advised the Board that he would not solicit proxies in opposition to the proposal, but would respond to inquiries from persons who asked him why he was opposed to the transaction. He has since responded to inquiries from other of the Reporting Persons and other shareholders for his views about the proposed transaction. But he has neither asked any shareholder to grant him a proxy, nor solicited from any shareholder an agreement that they would withhold or revoke their proxy. Accordingly, and in the belief that he is not required to do so, he has not filed proxy soliciting materials. The Reporting Persons generally plan to vote their shares against the Ballston proposal.

            Mr. Reynolds and other of the Reporting Persons speak with one another, from time to time, and on occasion with other shareholders of Bancorp, concerning the affairs of Bancorp and they expect to continue to do so.

           Mr. Reynold's announced opposition to the proposed Ballston transaction apparently led Management to assume that Mr. Reynold's opposition to the Ballston transaction was a tactic by him to secure concessions from Management of the full Board of Directors regarding either a restructuring of the Board of Directors or particular acquisitions he has or may put forth for consideration, or both. Such was alleged in a suit filed by Bancorp on December 12, 1997 against him and all of the Reporting Persons in which suit Bancorp sought, among other things, a temporary restraining order that would have precluded all and any of the Reporting Persons (and others) from voting their shares against the Ballston transaction and from communicating with any shareholder about the proposed transaction. Mr. Reynolds denied the accusations. On December 16, 1997, after a hearing, the United States Judge before whom the case was heard, reached no conclusions regarding Bancorp's allegations but denied its request for a temporary restraining order.


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



      Absent an amicable resolution of the foregoing conflicts between the Reporting Persons, Management and other directors of Bancorp, Mr. Reynolds and others of the Reporting Persons may propose a slate of candidates for election to the Board that does not include all or most of those persons, when that becomes timely.

      Other than as summarized above, the Reporting Persons have no plans or proposals, or any agreement or understanding with others, regarding any of the items (a) - (j) enumerated in Item 4 of the form Schedule 13D.


      Item 5, subsections (a) and (b), of the Schedule 13D filed by Reporting Persons on May 1, 1995, as amended by (a) Amendment No.1 to Schedule 13D filed July 24, 1995; (b) Amendment No. 2 to Schedule 13D filed March 6, 1996; (c)
Schedule 14D-1 filed by Marshall T. Reynolds on August 16, 1995; and (d) Amendment No. 1 to Schedule 14D-1 filed by Marshall T. Reynolds on September 15, 1995, are amended and restated to read in their entirety as follows:

      Item 5. Interest in Securities

(a) The aggregate number of shares of Bancorp Common Stock owned by Reporting Persons is 536,087 shares, representing 32.5% of the outstanding shares of Bancorp Common Stock as reported in Bancorp's Schedule 14A filed November 10, 1997.

(b)   The following table shows the beneficial ownership by number of shares:


                                                                  Sole Voting/                            Shared Voting/
                                                               Dispositive Power                         Dispositive Power

Marshall T. Reynolds                                                       -0-  (1)                            225,526  (2) (3) (7)

Shirley A. Reynolds                                                    120,030                                 225,526  (2) (3)

Robert L. Shell, Jr.                                                    46,046  (1) (4) (5) (6)                 20,000  (5)

Robert H. Beymer                                                           -0-                                     -0-

Barbara W. Beymer                                                       39,000                                     -0-

Thomas W. Wright                                                           -0-                                  21,000  (2)

Deborah P. Wright                                                       60,000                                  21,000  (2)

Jeanne D. Hubbard                                                        4,546 (5)                                 -0-

(1)   Upon any default under Robert L. Shell, Jr.'s loan commitment described in
Section 3 of Schedule 13D, Marshall T. Reynolds would be required to purchase the shares of Bancorp Common Stock attributed to Mr. Shell, increasing the number of shares held with sole voting and dispositive power by Mr. Reynolds by 66,046 and reducing Mr. Shell's beneficial ownership to -0-.

(2)   Shares held jointly between spouses.


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(3)   Includes 30,000 shares held by dependent child.

(4) Includes 6,000 shares which were transferred by gift to Lena Ji Shell, Mr. Shell's wife, and which are now held by Lena Ji Shell.

(5) Includes options to purchase 46 shares granted to Ms. Hubbard and Mr. Shell under Bancorp's Directors Stock Option Plan.

(6) Robert L. Shell, Jr. shares voting and dispositive power with respect to 20,000 shares owned jointly with his wife, Lena Ji Shell.

(7) Includes options to purchase 31 shares granted to Mr. Reynolds under Bancorp's Directors Stock Option Plan.




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



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each and all of the persons signatory below.

Dated: December 29, 1997

/s/ Marshall T. Reynolds                         /s/ Shirley A. Reynolds

MARSHALL T. REYNOLDS                             SHIRLEY A. REYNOLDS

/s/ Robert L. Shell, Jr.                         /s/ Robert H. Beymer

ROBERT L. SHELL, JR.                             ROBERT H. BEYMER

/s/ Barbara W. Beymer                            /s/ Thomas W. Wright

BARBARA W. BEYMER                                THOMAS W. WRIGHT

/s/ Deborah P. Wright                            /s/ Jeanne D. Hubbard

DEBORAH P. WRIGHT                                JEANNE D. HUBBARD


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